                        Filed by Biomatrix, Inc. (Commission File No. 001-14221)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

         Subject Companies: Biomatrix, Inc., Genzyme Corporation (Commission File No. 000-14680) and Genzyme Corporation's Surgical Products Division and Tissue Repair Division

[The following slide show presentation was first presented by Rory Riggs of Biomatrix, Inc. on April 10, 2000, at a meeting with investors at the University Club, 1 West 54th Street, New York, New York.]

SLIDE:

PIONEERING
BioSurgery

SLIDE:

Creating a Powerful New Biotech Company
- High value products, early in their life cycles
- A high value pipeline resting on well-regarded scientific platforms
- Expertise and infrastructure to build a global business
- A unique and differentiating strategy

SLIDE:

Forward-Looking Statements
- This presentation contains forward-looking statements
- Actual results may differ materially
- Risk factors described on Form 8-K filed on June 11, 1999

SLIDE:

Source of Important Information

Investors are urged to read the joint proxy statement/prospectus relating to the foregoing transaction to be filed with the Securities and Exchange Commission because it will contain important information. The joint proxy statement/prospectus and other documents filed by Genzyme and Biomatrix with the Commission may be obtained, when they become available, for free at the Commission's web site (www.sec.gov). The joint proxy statement/prospectus and these other documents may also be obtained for free from Genzyme or Biomatrix, as the case may be. Requests to Genzyme should be directed to Genzyme Corporation, One Kendall Square, Building 1400, Cambridge, Massachusetts 02139, Attn: Investor Relations, (617) 252-7500, or you can access documents on its web site (www.genzyme.com). Requests to Biomatrix should be directed to Biomatrix, Inc., 65 Railroad Avenue, Ridgefield, New Jersey 07657, Attn: Investor Relations, (201) 945-9550, or you can access the documents on its web site (www.biomatrix.com).

SLIDE:

Overview
- Strategic vision
- Transaction structure
- Creating a new form of biotech company

SLIDE:

Pioneering Biosurgery:  Convergence of mechanical and biological approaches



                  /---------------------------/------------------------------/
         Medical  /                           /        Pharmaceuticals       /
MARKETS           /                           /        Biotechnology         /
                  /                        Genzyme                           /
                  /---------------------------/------------------------------/
         Surgical /                           /                              /
                  /  Device                BioSurgery                        /
                  /                           /                              /
                  /---------------------------/------------------------------/
                     Mechanical                        Biological

                                          PRODUCTS


SLIDE:

Elements of Strategy
- Create a real business
- Leader in selected high growth markets
- Substantial investment in product development in targeted diseases
- Diversify risk

SLIDE:

Creating a Real Business
- 1,300 employees worldwide
- 6 manufacturing plants
- Access to Genzyme Corporation's 450 scientists and 180 clinical and regulatory staff
- Established US and European sales forces in orthopedics and cardiothoracic surgery
- Product sales capabilities in >70 countries

SLIDE:

Leader in High Growth Markets
- Orthopedic Surgery
- Cardiothoracic Surgery

SLIDE:

Overview
- Strategic vision
- Transaction structure
- Creating a new form of biotech

SLIDE:

Creating a New Enterprise:

GENZYME BIOSURGERY

[CHART]

Genzyme Surgical Products (NASD:GZSP)
         Pioneer in BioSurgery
         [Arrow pointing to "Genzyme BioSurgery"]

Genzyme Tissue Repair (NASD:GZTR)
         Leader in Bio-Orthopedics
         [Arrow pointing to "Genzyme BioSurgery"]

Biomatrix (NYSE:BXM)
         Pioneer in viscoelastic medical products
         [Arrow pointing to "Genzyme BioSurgery"]

[END CHART]

SLIDE:

Genzyme Biosurgery
- Proposed ticker (NASD:GZBX)
- 35 million shares outstanding
- Biomatrix shareholders
  $245M +/ - cash
  47% of GZBX (Exchange 1 for 1)
- Genzyme Tissue Repair shareholders
  27% of GZBX (Exchange 0.3352)
- Genzyme Surgical Products shareholders
  26% of GZBX (Exchange 0.6060)

SLIDE:

Financial Strength
- Revenue of >$250M
- Revenue growth 30%
- Positive cash earnings per share
- >$100M cash
- Substantial market capitalization

SLIDE:

Overview
- Strategic vision
- Transaction structure
- Creating a new form of biotech company

SLIDE:

Creating a Powerful New Biotech Company
- High value products, early in their life cycles
- A high value pipeline resting on well-regarded scientific platforms
- Expertise and infrastructure to build a global business

SLIDE:

Bio-Orthopedics
We are focused on the fundamental problems of joint disease

SLIDE:

Attacking Joint Disease Through...

           Biotherapeutics   [ with an arrow pointing to ]     Biomaterials
           -  Cell Therapy                            -  Synvisc -Registered-Trademark

           -  Gene Therapy                            -  Sepra -Registered-Trademark Products

           -  Protein Therapy                         -  Other

           -  Drug Discovery

SLIDE:

Bio-Orthopedic Product Pipeline

[CHART]

RESEARCH
PRECLINICAL DEVELOPMENT
CLINICAL DEVELOPMENT

         Concept [ with an arrow pointing to ] Market

OA5025
TGF-[BETA]
Bondek ORS                           [Arrow pointing to "Research" portion of
                                     Concept to Market Arrow]

Tissue Welding
Carticel II
Sepra -Registered-Trademark ORS
Synvisc -Registered-Trademark Plus   [Arrow pointing to "Preclinical
                                     Development" portion of Concept to Market
                                     Arrow]

Hylagel Nuro
Quick Tack
Synvisc -Registered-Trademark: other joints   [Arrow pointing to "Clinical
                                              Development" portion of Concept to
                                              Market Arrow]

Synvisc -Registered-Trademark
Carticel -Registered-Trademark
Orthevac -Registered-Trademark
Tevdek -Registered-Trademark                  [Arrow pointing to "Market"
                                              portion of Concept to Market
                                              Arrow]

[END CHART]

SLIDE:

Bio-Orthopedic Strengths
- > $100M in revenue growing > 30%
- Two direct sales forces plus five pharma distribution partners worldwide
- Expanding high value pipeline

SLIDE:

Bio-Cardiothoracic
We are focused on serious heart and lung disease
[Picture showing heart operation]

SLIDE:

Attacking Serious Heart Disease Through...

[Chart]

Biotherapeutics   [Arrow pointing to "Biomaterials"]
- Gene Therapy
- Cell Therapy
- Protein Therapy
- Drug Discovery

Biomaterials      [Arrow pointing to "Devices"]
- Sepra -Registered-Trademark Products
- FocalSeal -Registered-Trademark-L
- Other

Devices
- Chest Drains
- Instruments
- Sutures
- Minimally Invasive Instruments

[End Chart]

SLIDE:

Genzyme Cardiothoracic Product Pipeline

[CHART]

RESEARCH
PRECLINICAL DEVELOPMENT
CLINICAL DEVELOPMENT

         Concept [ with an arrow pointing to ] Market

Surface modification       [Arrow pointing to "RESEARCH" portion of Concept to
                           Market Arrow]

Cell Therapy (Ventricular Aneurysm) [Arrow pointing to "RESEARCH" portion of
                                    Concept to Market Arrow]

Drug Delivery
          -    Atrial Fibrillation
          -    Local, Sustained Anesthetic

Gene Therapy
          -    CHF
          -    Restenosis

Cell Therapy      [Arrow pointing to "PRECLINICAL DEVELOPMENT" portion of
                  Concept to Market Arrow]

Sepra Coat -Registered-Trademark - Atrial Fibrillation [Arrow pointing to
                                                       "PRECLINICAL
                                                       DEVELOPMENT" portion of
                                                       Concept to Market Arrow]

Gene Therapy - Angiogenesis         [Arrow pointing to "PRECLINICAL DEVELOPMENT"
                                    portion of Concept to Market Arrow]

Seprafilm-TM-II - Adhesions         [Arrow pointing to "CLINICAL DEVELOPMENT"
                                    portion of Concept to Market Arrow]

FocalSeal -Registered-Trademark-L    [Arrow pointing to "CLINICAL DEVELOPMENT"
                                     portion of Concept to Market Arrow]

MISCV Sepra Film -Registered-Trademark  [Arrow pointing to portion of Concept to Market Arrow between "CLINICAL
                                        DEVELOPMENT" and "Market"]

[END CHART]

SLIDE:

Bio-Cardio Strengths
- > $90 million in revenue growing 20%
- Well established brands
- Well respected direct sales force augmented by strong distribution worldwide
- High value pipeline

SLIDE:

Genzyme Biosurgery
A Leader in Adhesion Prevention

New Formulations
- Sepra Film -Registered-Trademark
- Sepragel -Registered-Trademark
- Sepramesh-TM-
- Sepra Coat -Registered-Trademark
- Hylasine -Registered-Trademark
- Hylagel -Registered-Trademark Nuro

New Anti-Adhesion Applications
- Hernia repair
- Cardiovascular surgery
- Sinus surgery
- Laparoscopic surgery
- Orthopedics

SLIDE:

High Growth Early Life Cycle Products
- Bio-Orthopedic
     -    Synvisc -Registered-Trademark
     -    Carticel -Registered-Trademark

- Cardiothoracic
     -    Beating heart CABG instruments
     -    FocalSeal -Registered-Trademark -L*

- Adhesion prevention
     -    Seprafilm-TM-
     -    Sepramesh-TM-
     -    Hylasine -Registered-Trademark

               *Pending FDA approval

SLIDE:

A High Value Pipeline
-    Bio-orthopedics
     -    Carticel -Registered-Trademark II for cartilage damage
     -    OA5025 for osteoarthritis
     -    Synvisc -Registered-Trademark (other joints)

- Bio-Cardiothoracic
     -    Gene therapy for serious heart disease
               -- > HIF-1[ALPHA] for angiogenesis
               -- > BARKct for congestive heart failure

     -    Cell therapy for heart muscle scarring
     -    Biomaterials
               -- > FocalSeal-L for CV applications
               -- > CV Sepra
     -    Adhesion Prevention

SLIDE:

Creating a Powerful New Biotech Company
- High value products, early in their life cycles
- A high value pipeline resting on well-regarded scientific platforms
- Expertise and infrastructure to build a global business
- Critical mass in emerging markets